

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 14, 2015

Via E-mail
Sachin Adarkar
Secretary
Prosper Marketplace, Inc.
221 Main Street, 3rd Floor
San Francisco, CA 94105

> **Re:** **Prosper Marketplace, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **File No. 333-147019**
>
> **Prosper Funding LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **File No. 333-179941**

Dear Mr. Adarkar:

We have reviewed your response letter dated July 31, 2015, and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business

Sale of the Notes, page 39

Sale of Loans Purchased through Whole Loan Channel, page 40

1.   We note your response to comment three. Please provide some basis for your belief that the demand from existing and potential investors for both channels appears significant, and the reasons why given such demand, the sources of funds for the Whole Loan Channel would currently be so concentrated. In addition, please explain to us the terms of your arrangement with each of the third party investors supporting your argument that you are not dependent on these funding sources.

Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services I

cc.   Keir Gumbs, Esq.
        Covington & Burling